[Bankrate Letterhead]

June 13, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR

Re:	Bankrate, Inc.

Registration Statement on Form S-1

Filed April 15, 2011

File No. 333-173550

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed our responses to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated June 13, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All page references in the responses set forth below refer to pages of the Registration Statement.

Use of Proceeds, page 35

1.	Staff’s Comment: We note your response to comment one in our letter dated June 9, 2011. Tell us what consideration you gave to accounting for the fees related to the Material Event Investment Advisory Agreement as a dividend distribution. We refer you to SAB Topic 1.B.3.

Response: We respectfully advise the Staff that the Company evaluated whether the fees related to the Material Event Investment Advisory Agreement (the “Advisory Agreement”) should be accounted for as a dividend distribution but determined that it should not. First, the Advisory Agreement by its terms provides that the fee payable to

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 13, 2011

Apax Partners, L.P. is in exchange for advisory services rendered by Apax Partners L.P., which were in fact provided to the Company. Second, the payee under the terms of the Advisory Agreement is Apax Partners, L.P., which is not a shareholder of the Company. While Ben Holding S.à r.l. is owned in small part by a fund that is advised by Apax Partners, L.P., the parties are not identical and, in particular, the limited partners of the funds that own Ben Holding S.à r.l. generally do not have economic interests in Apax Partners, L.P. Finally, as a legal matter, the Company’s board of directors has not declared any dividend or otherwise taken any action treating payments under the Advisory Agreement and related arrangements as a dividend. Accordingly, the Company respectfully submits that these fees are properly treated as an expense and not a dividend, and that accordingly SAB Topic 1.B.3 is inapplicable.

Unaudited Pro forma Condensed Consolidated Balance Sheet as of March 31, 2011, page 41

2.	Staff’s Comment: Given the material impact of the fees paid out related to the Material Event Investment Advisory Agreement, please revise footnote (n) to explicitly disclose the full amount of these expenses and a statement that they will be recognized in the statement of operations to give investors a full sense of their financial impact following the offering.

Response: In response to the Staff’s comment, we respectfully confirm to the Staff that the amount of $37.8 million disclosed in footnote (n) on page 44 of the Registration Statement is the estimated full amount of fees related to the Advisory Agreement. We also intend to revise footnote (n) to add the following disclosure: “The unaudited pro forma financial data also does not give effect to the expenses of the Exchange Offer, which we estimate to be $785,000. The cost and fee amounts described in the footnotes related to the redemption premium, write-off of deferred financing charges, the Material Event Investment Advisory Agreement and related arrangements, and the Exchange Offer will be recognized in the Company’s statement of operations.”

3.	Staff’s Comment: We note in your response to comment five in our letter dated June 9, 2011 that the summary pro forma financial data and pro forma condensed consolidated financial statements do not give effect to the Exchange Offer. Please provide disclosure in the footnote stating the amount of costs and fees, if any, incurred or expected to be incurred in conjunction with the Exchange Offer that will be recognized in the statement of operations. We refer you to Rule 11-01(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, we intend to revise footnote (n) on page 44 of the Registration Statement as described in the response to comment 2 above.

*        *        *        *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 13, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019